FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 000-22161

Corgi International Limited

(Exact name of Registrant as specified in its charter)

    1203 East Wing, New World Office Building, 24 Salisbury Road,
Tsimshatsui, Kowloon, Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated December 14,
2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: January 3, 2006

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated December 14, 2005

Corgi to Create Exclusive Tales of Midnight Statues;
New Collectibles Line Celebrates US Arrival of Cult Comic

CHICAGO--Dec. 14, 2005--Corgi (Nasdaq:CRGI), the leading name in die-cast models, has obtained exclusive rights to produce collectible die-cast replicas for the red-hot Tales of Midnight comic and graphic novel series. The Corgi Tales of Midnight figures will be officially introduced at Toy Fair 2006.

Created by Francis Lee, Tales of Midnight tells the story of a police detective who dons a mask and costume when darkness falls to undertake a one man anti-crime crusade. The series follows Midnight's complex relationship with the mysterious Sarah, and their efforts to topple the evil Raxton.

The series has been hugely successful overseas, gathering a
massive cult following. Now, as Tales of Midnight comes to America,
Corgi welcomes the masked man with a line of limited-edition, highly detailed spin-cast metal figures, along with a collection of large, resin figures.

"The American arrival of the Tales of Midnight series is big news for comic fans," said David Davenport, Corgi General Manager the
Americas. "It's extremely exciting for Corgi to play a part, and to help bring these remarkable characters to life with this line of collectibles."

Corgi International (Nasdaq:CRGI) is one of the oldest and most renowned global brands in the collectibles market. Its core business is die-cast memorabilia and children's toy lines. Corgi also produces high quality die-cast and plastic products for multinational companies that market collectible or gift items globally. The company has manufacturing operations in China and its products are sold in 30 countries throughout the world.

Retailers and consumers interested in more information can call
1-800-800-CORGI, or visit the company's website at:
http://www.corgi-usa.com

Corgi USA is owned by Corgi Classics Limited, a wholly owned subsidiary of Corgi International Ltd (NASDAQ:CRGI),
http://www.corgi-international.com.

For more information about Tales Of Midnight visit the official website http://www.talesofmidnight.com

To retrieve downloadable artwork, go to:
http://www.Corgi-USA.com/Media